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                              September 1, 2023

       Ambrose Egbuonu
       Chairman of the Board of Directors
       JPX Global Inc.
       8830 Lyndon B. Johnson Fwy
       Suite 310
       Dallas, Texas 75243

                                                        Re: JPX Global Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 26, 2023
                                                            File No. 024-12285

       Dear Ambrose Egbuonu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2023 letter.

       Offering Statement on Form 1-A filed August 11, 2023

       Cover Page

   1. We refer you back to prior comment 2. Please revise the cover page to disclose the voting power held by Kuldip
Singh, the Chief Executive Officer. We note that Mr. Singh owns 5
                                                        Series A preferred
shares which entitles him to maintain at least 60% of the voting interest of the Company and to
convert those shares into 2,000,000,000 shares of common stock per Series A preferred
share.
 Ambrose Egbuonu
FirstName
JPX GlobalLastNameAmbrose  Egbuonu
           Inc.
Comapany 1,
September NameJPX
             2023 Global Inc.
September
Page 2    1, 2023 Page 2
FirstName LastName
Security Ownership of Management and Certain Securityholders, page 32

2. Please refer to our prior comment 9. As previously requested, please revise your beneficial
         ownership table to include the name of the    CEO/Director    and the
addresses of the
         beneficial owners.
       Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Matthew Derby,
Legal Branch Chief, at 202-551-3334 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Udo Ekekeulu